FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of October 03, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Interim Dividend Payment - Signet Group plc ("the company")

As stated in the company's preliminary results announcement on 5 September 2007, the company proposed an interim dividend for 2007 of 0.96 US cents per share.

For shareholders electing to receive the recommended interim dividend in pounds sterling, the company confirms that the sterling dividend rate is 0.4712 pence per share.  As advised in the preliminary results announcement, this has been calculated using the exchange rate as derived from Reuters at 4.00pm on the record date of 28 September 2007.

Mark A Jenkins
Group Company Secretary
3 October 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   October 03, 2007